Management's Report to the Shareholders

The accompanying interim consolidated financial statements of Russel Metals Inc. for the quarter and the nine months ended September 30, 2005, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the interim consolidated financial statements within reasonable limits of materiality with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of unrelated Directors.  The Audit Committee meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the interim consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the management discussion and analysis and the report to shareholders for presentation to the shareholders.

The interim consolidated financial statements have not been reviewed by the Company's external auditors Deloitte & Touche LLP.

Dated October 27, 2005

(signed) E. M. Siegel, Jr.	(signed) Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	December 31,
($000's)	2005	2004

ASSETS
Current
Cash	$ 19,662	$ 634
Accounts receivable	376,477	360,696
Inventories	445,306	553,915
Prepaid expenses and other assets	5,744	7,069
Income taxes recoverable	612	5,996
Discontinued operations (Note 4)	-	9,483

	847,801	937,793

Property, Plant and Equipment	181,414	180,655
Assets Held For Sale (Note 9)	-	6,291
Deferred Financing Charges	7,444	8,357
Goodwill	9,205	9,205
Future Income Tax Assets	1,325	1,614
Other Assets	2,535	2,566

	$ 1,049,724	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 19,519	$ 33,242
Accounts payable and accrued liabilities	276,366	348,166
Income taxes payable	4,675	60,049
Discontinued operations (Note 4)	3,016	9,403

	303,576	450,860

Other Accrued Liabilities	15,690	11,440
Long-Term Debt	203,193	210,630
Pensions and Benefits (Note 7)	10,205	10,146
Future Income Tax Liabilities	8,408	6,831

	541,072	689,907

Shareholders' Equity (Note 8)
Shareholders' equity	508,652	456,574

	508,652	456,574

	$ 1,049,724	$ 1,146,481

ON BEHALF OF THE BOARD,

(signed) C.R. Fiora	(signed) R. Hartog

Director	Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000, except per share data)	2005	2004	2005	2004

Revenues	$ 629,604	$ 688,812	$ 1,968,338	$ 1,789,228
Cost of sales and operating expenses	586,917	589,682	1,827,639	1,539,321

Earnings before the following	42,687	99,130	140,699	249,907
Restructuring (Note 9)	(1,862)	(1,598)	520	(2,950)
Debt restructuring costs	-	-	-	(13,172)
Interest expense (Note 3)	(3,583)	(4,872)	(13,882)	(15,707)

Earnings before income taxes	37,242	92,660	127,337	218,078
Provision for income taxes (Note 10)	(11,310)	(34,920)	(44,375)	(83,383)

Earnings from continuing operations	25,932	57,740	82,962	134,695
Income (loss) from discontinued operations (Note 4)	-	865	(62)	(379)

Net earnings for the period	25,932	58,605	82,900	134,316

Retained earnings --

Dividends on preferred shares	-	-	-	(611)

Earnings available to common
shareholders	25,932	58,605	82,900	133,705
Dividends on common shares	(12,648)	(7,463)	(32,772)	(16,281)
Retained earnings, beginning of the period	299,577	176,784	262,733	110,502

Retained earnings, end of the period	$ 312,861	$ 227,926	$ 312,861	$ 227,926

Basic earnings per common share
- continuing operations	$ 0.51	$ 1.16	$ 1.65	$ 2.78

Basic earnings per common share	$ 0.51	$ 1.18	$ 1.64	$ 2.77

Diluted earnings per common share
- continuing operations	$ 0.50	$ 1.14	$ 1.62	$ 2.71

Diluted earnings per common share	$ 0.50	$ 1.16	$ 1.62	$ 2.70

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000)	2005	2004	2005	2004

Operating activities
Earnings from continuing operations	$ 25,932	$ 57,740	$ 82,962	$ 134,695
Depreciation and amortization	4,832	4,423	14,235	13,860
Future income taxes	(298)	670	8,378	2,391
Loss (gain) on sale of fixed assets and assets held for sale	1,282	30	(1,916)	249
Stock-based compensation	374	179	1,225	737
Debt redemption costs	-	-	-	2,525

Cash from operating activities before working capital	32,122	63,042	104,884	154,457

Changes in non-cash working capital items
Accounts receivable	4,638	(55,357)	(19,847)	(161,836)
Inventories	60,099	(103,904)	104,229	(166,318)
Accounts payable and accrued liabilities	(18,311)	55,914	(68,917)	117,151
Current income taxes	5,631	16,149	(56,219)	45,332
Other	457	671	1,317	(663)

Change in non-cash working capital	52,514	(86,527)	(39,437)	(166,334)

Cash from (used in) operating activities	84,636	(23,485)	65,447	(11,877)

Financing activities
Increase (decrease) in bank borrowing	(49,917)	13,451	(13,723)	(46,088)
Issue of common shares	227	3,648	4,109	54,215
Issuance of long-term debt	-	-	-	235,200
Redemption of long-term debt	-	-	-	(184,715)
Redemption of preferred shares	-	-	-	(30,000)
Dividends on common shares	(12,648)	(7,463)	(32,772)	(16,281)
Dividends on preferred shares	-	-	-	(611)
Deferred financing costs	(32)	(176)	(188)	(7,159)

Cash from (used in) financing activities	(62,370)	9,460	(42,574)	4,561

Investing activities
Purchase of fixed assets	(4,141)	(6,282)	(16,300)	(18,368)
Proceeds on sale of fixed assets	97	53	1,462	571
Proceeds from assets held for sale	-	-	5,869	2,200
Other	(2,112)	1,580	(1,318)	3,203

Cash used in investing activities	(6,156)	(4,649)	(10,287)	(12,394)

Discontinued operations
Operating activities	-	411	(62)	238
Investing activities	-	464	6,504	464

Cash from (used in) discontinued operations	-	875	6,442	702

Increase (decrease) in cash	16,110	(17,799)	19,028	(19,008)
Cash position, beginning of the period	3,552	17,799	634	19,008

Cash position, end of the period	$ 19,662	$ -	$ 19,662	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in Note 1 to the 2004 annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the periods reported.

2.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles in the markets where they operate.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

3.	Interest Expense

		Quarters ended		Nine Months ended
		September 30,		September 30,
	($000)	2005	2004	2005	2004

	Interest on long-term debt	$ 3,801	$ 4,074	$ 11,408	$ 13,192
	Other interest (income) expense	(218)	798	2,474	2,515

		$ 3,583	$ 4,872	$ 13,882	$ 15,707

Interest paid in the quarter ended September 30, 2005 was $7.3 million (2004: $11.1 million) and the nine months ended September 30, 2005 was $17.8 million (2004: $15.8 million).

4.	Discontinued Operations and Divestitures

On May 10, 2005, the Company sold its investment in Armabec Inc., a metals service center, acquired as part of the Acier Leroux acquisition, for book value less selling cost of approximately $30,000.  In the second quarter of 2005, the Company classified Armabec as discontinued, and the revenue and results of operations for the period from January 1, 2005 to the date of sale and the comparative nine months ended September 30, 2004 have been reclassified to discontinued operations accordingly.  The revenue generated by this operation for the period prior to sale was $1.0 million (nine months ended September 30, 2004:  $4.4 million), and the pre-tax profit for the period prior to sale was  $5,000 (nine months ended September 30, 2004:  $121,000).

On February 23, 2005, the Company sold its investment in Poutrelles Delta Inc., previously classified as discontinued, for $4.1 million in cash.  The write-down to fair value at December 31, 2004 resulted in no additional gain or loss upon sale.  The revenue generated by this operation prior to sale was $3.0 million (nine months ended September 30, 2004:  $16.7 million) and pre-tax loss was $71,000 (nine months ended September 30, 2004:  $0.2 million).

The remaining discontinued liability relates to obligations from the Acier Leroux U.S. operations previously sold.

5.	Stock-based Compensation

During the quarter ended September 30, 2005, the Company did not issue stock options.  The assumptions used in the Black Scholes option-pricing model for those options issued in the second quarter of 2005 were identical to those disclosed in Note 10 to the 2004 annual consolidated financial statements, except for the volatility which was 25.3% resulting in a weighted average fair value of $2.93 per option granted.

	The following is a continuity of the Company’s stock options outstanding:

				Weighted Average
		Number of Options		Exercise Price
		2005	2004	2005	2004

	Balance, beginning of the year	1,793,816	2,031,133	$ 6.52	$ 4.40
	Granted	-	888,500	-	9.15
	Exercised	(655,817)	(197,800)	5.74	4.30
	Expired or forfeited	(12,000)	(11,500)	6.75	4.03

	Balance, March 31	1,125,999	2,710,333	6.97	5.96
	Granted	856,000	-	15.85	-
	Exercised	(37,833)	(111,733)	4.93	4.53

	Balance, June 30	1,944,166	2,598,600	10.92	6.02
	Exercised	(63,500)	(749,584)	5.34	4.91

	Balance, September 30	1,880,666	1,849,016	$ 11.11	$ 6.47

	Exercisable	268,866	382,666	$ 11.75	$ 5.37

6.	Segmented Information

		Quarters ended		Nine Months ended
		September 30,		September 30,
	($000)	2005	2004	2005	2004

	Segment Revenues
	Metals service centers	$ 367,288	$ 418,740	$1,174,842	$1,152,710
	Energy tubular products	143,775	111,992	430,669	286,733
	Steel distributors	115,114	153,870	354,423	339,425

		626,177	684,602	1,959,934	1,778,868
	Other	3,427	4,210	8,404	10,360

		$ 629,604	$ 688,812	$1,968,338	$1,789,228

	Segment Operating Profits
	Metals service centers	$ 24,760	$ 62,574	$ 80,994	$ 167,204
	Energy tubular products	12,081	14,505	38,694	30,952
	Steel distributors	9,113	24,424	32,535	62,045

		45,954	101,503	152,223	260,201
	Other	1,171	1,745	1,246	3,051
	Corporate expenses	(4,438)	(4,118)	(12,770)	(13,345)

		$ 42,687	$ 99,130	$ 140,699	$ 249,907

	September 30,	December 31,
($000)	2005	2004

Identifiable Assets
Metals service centers	$ 596,618	$ 662,422
Energy tubular products	251,472	228,325
Steel distributors	145,612	192,383

Identifiable assets by segment	993,702	1,083,130

Assets not included in segments
Cash	19,662	634
Income tax assets	1,937	7,610
Deferred financing charges	7,444	8,357
Other assets	2,535	2,566
Corporate and other operating assets	24,444	44,184

Total assets	$ 1,049,724	$ 1,146,481

7.	Pension and Benefits

For the quarter ended September 30, 2005 the total benefit cost relating to employee future benefits was $0.8 million (2004: $0.7 million) and for the nine months ended September 30, 2005, the cost was $2.4 million (2004: $2.1 million).

8.	Shareholders' Equity

The components of shareholders' equity are as follows:

	September 30,	December 31,
($000)	2005	2004

Common shares	$ 208,025	$ 203,090
Contributed surplus	845	446
Retained earnings	312,861	262,733
Cumulative translation adjustment	(13,079)	(9,695)

	$ 508,652	$ 456,574

The number of common shares issued and outstanding was as follows:

	Number	Amount
	of Shares	($000)

Balance December 31, 2004	49,887,659	$ 203,090
Stock options exercised	757,150	4,935

Balance September 30, 2005	50,644,809	$ 208,025

	Quarters ended		Nine Months ended
	September 30,		September 30,
	2005	2004	2005	2004

Average shares outstanding
Basic	50,597,374	49,584,030	50,398,123	48,273,720
Diluted	51,905,361	50,629,235	51,143,873	49,469,449

9.	Restructuring

On September 2, 2005, the Company announced the closure of one of its Ontario branches. The Company determined that the carrying amount of this asset was greater than its fair value and recorded in impairment loss in the quarter of $1.3 million.  In addition, the Company recorded severance and other employee termination costs of $0.5 million relating to this location in the quarter ended September 30, 2005.

On May 2, 2005, the Company sold its Lachine property, previously classified as an Asset Held for Sale, for net proceeds of $5.8 million.  The resulting before tax gain of $2.9 million has been recorded in restructuring.

No significant costs were incurred in the quarter ended September 30, 2005, in connection with restructuring of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  The following table summarizes costs incurred to date, all of which relate to the metals service centers segment.

	Quarters ended		Nine Months ended
	September 30,		September 30,
($000)	2005	2004	2005	2004

Impairment loss on Ontario branch	$ 1,315	$ -	$ 1,315	$ -
Ontario branch severance and other
employee termination costs	525	-	525	-
Cost associated with Acier Leroux	22	1,598	572	3,177
Gain on assets held for sale	-	-	(2,932)	-
Other	-	-	-	(227)

	$ 1,862	$ 1,598	$ (520)	$ 2,950

For the year ended December 31, 2003, the Company incurred a charge of $3.6 million relating to the restructuring of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  The balance in this provision at December 31, 2004 was $0.5 million relating to contractual termination costs.  During the nine months ended September 30, 2005, cash payments in the amount of $0.2 million were charged to this provision, leaving a provision of $0.3 million.

10.	Supplemental Cash Flow Information

Income tax paid, net of recoveries, in the quarter ended September 30, 2005 was $7.4 million (2004:  $19.4 million) and the nine months ended September 30, 2005 was $93.2 million (2004:  $36.0 million).  During the quarter ended September 30, 2005, the Company recovered $2.1 million in taxes for items previously under appeal with the tax authorities, which have been recorded as a reduction in income tax expense in the period.  The 2005 payments included $60.7 million relating to the 2004 taxation year.

11.	Revolving Credit Facilities

On February 25, 2005, the Company entered into an agreement with its banking syndicate to provide, in addition to existing facilities, a $50 million bridge facility for a term of one year.  The provisions of the existing credit facilities, including financial covenants therein, applied to the new bridge facility.  This bridge facility was repaid and cancelled in its entirety on August 29, 2005.

12.	Asset Retirement Obligation

During the quarter ended March 31, 2005, the Company re-evaluated its estimated probabilities relating to its asset retirement obligation at its Thunder Bay Terminals operation.  This resulted in an increase in the discounted probability-weighted asset retirement obligation of $277,000 and the undiscounted probability-weighted obligation of $1.2 million.  There was no change in the asset retirement obligation in the second or third quarter of 2005, except for accretion.